Icahn Enterprises L.P.

May 13, 2009

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Icahn Enterprises L.P.
Form 10-K for fiscal year ended December 31, 2008
Filed on March 4, 2009
File No. 1-9515

Dear Mr. Woody:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated April 28, 2009 with respect to the Annual Report on Form 10-K of Icahn Enterprises L.P., a Delaware limited partnership  (the “Company”), for the fiscal year ended December 31, 2008. (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter.   For your convenience, the Staff’s comments have been retyped below in boldface type, and the Company’s responses are provided immediately after each comment.

Form 10-K for the fiscal year ended December 31, 2008

Item 6. Selected Financial Data

1.           It appears that EBITDA is used as a performance measure and you have excluded the components of EBITDA without demonstrating the usefulness of excluding these recurring items. Please explain to us how you considered the need to provide the disclosures in Item 10(e) of Regulation S-K and questions 8 and 15 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for this measure.

In response to the Staff’s observations as provided in comment 1 above, the Company believes its disclosures are in compliance with Regulation S-K. However, in future filings in which the Company includes such non-GAAP measure, the Company will include additional language, as described below, to clarify management’s use of this measure and the usefulness of removing the components of EBITDA. Furthermore, the Company does not plan to include Adjusted EBITDA in future filings as the Company no longer deems this to be meaningful information relating to the operating performance of the Company’s continuing operating businesses.

The Company believes that providing EBITDA to investors has economic substance as this measure provides important supplemental information of the Company’s performance to investors and permits investors and management to evaluate the operating performance of the Company’s business without regard to potential distortions introduced by interest, taxes and depreciation and amortization. Additionally, the Company believes this information is frequently used by securities analysts, investors and other interested parties in the evaluation of companies that have issued debt. Management uses, and believes that investors benefit from referring to these non-GAAP financial measures in assessing the Company’s operating results, as well as in planning, forecasting and analyzing future periods. Adjusting earnings for these recurring charges allows investors to evaluate the Company’s performance from period to period, as well as its peers, without the effects of certain items that may vary depending on accounting methods and the book value of assets. Additionally, EBITDA presents a meaningful measure of corporate performance exclusive of the Company’s capital structure and the method by which assets were acquired and financed.

767 Fifth Avenue, New York, New York 10153   Telephone (212) 702-4300 Fax (212) 750-5841
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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Consolidated Financial Results of Continuing Operations

Investment Management

Revenues. page 56

2.           We note that in the event that sufficient net profits are not generated by an Investment Fund that the special profits interest allocation will be carried forward for any shortfall to the targeted amount. Regarding the waiving of special profits interest allocations effective January 1, 2008, please confirm to us that the target special profits interest allocations will not be due in future periods related to all investments held during fiscal year 2008, not only the $510 million net investment made by you and affiliates of Carl Icahn during the current year ended December 31, 2008. It appears that based on your disclosure that the $70 million representing the entire fiscal 2008 Target Special Profits Amount will be carried forward into future periods and will be accrued to the extent that there are sufficient net profits in the Investment Funds during the investment period to cover such amounts.

Special profits interest allocations are calculated on fee-paying assets under management (“AUM”) on a quarterly basis and are allocated to the General Partners if there are sufficient net profits in the Investment Funds to make such allocations. Any shortfall will be carried forward into future periods and will be accrued to the extent there are sufficient net profits in the Investment Funds to cover such amounts.  As disclosed in Footnote 4 and the MD&A in Form 10-K, the Company’s investments in the Private Funds are not subject to special profits interest allocations.  Additionally, Carl C. Icahn, along with his affiliates, makes investments in the Private Funds (other than the amounts invested by the Company), which also are not subject to special profits interest allocations. The combined net amount of $510 million invested during 2008 by the Company and Mr. Icahn is specifically excluded from fee-paying AUM, the base on which special profits interest allocations is calculated.

As disclosed in Footnote 4 and the MD&A in Form 10-K, during fiscal year 2008, the Target Special Profits Interest Amount was $70 million. It is noted that the Target Special Profits Interest Amount of $70 million is calculated based on fee-paying AUM and will be carried forward into future periods due to losses in the Investment Funds during fiscal 2008 and will be accrued to the extent there are sufficient net profits in the Investment Funds during the investment period to cover such amounts.

Automotive. page 62

3.           Please tell us the basis for consolidating the financial position, results of operations and cash flows of Federal-Mogul Corporation as of March 1, 2008, which approximates the date of acquisition of Federal-Mogul by a separate limited partnership wholly-owned by Carl Icahn, and not as of July 3, 2008, the date of acquisition by the partnership. Please cite accounting literature relied upon.

As disclosed in the Company’s 2008 Form 10-K, on July 3, 2008, pursuant to a stock purchase agreement with Thornwood Associates Limited Partnership (“Thornwood”) and Thornwood’s general partner, Barberry Corp. (“Barberry”), the Company acquired an approximate 50.5%  majority interest in Federal-Mogul Corporation (“Federal-Mogul”) for an aggregate price of $862,750,000. Thornwood and Barberry are wholly owned by Mr. Carl C. Icahn, who, on July 3, 2008, indirectly owned approximately 91.8% and 86.5% of the Company’s depositary units and preferred units, respectively, and thus are entities under common control with the Company. Prior to the Company’s majority interest acquisition of Federal-Mogul, Thornwood owned an aggregate of 75,241,924 shares of Federal-Mogul (“Federal-Mogul Shares”), which represented approximately 74.87% of the total issued and outstanding Federal-Mogul Shares. Thornwood had acquired such shares as follows: (i) 50,100,000 Federal-Mogul Shares pursuant to the exercise of two options on February 25, 2008 acquired in December 2007 from the Federal-Mogul Asbestos Personal Injury Trust; and (ii) 25,141,924 Federal-Mogul Shares pursuant to and in connection with Federal-Mogul’s Plan of Reorganization under Chapter 11 of the United States Code, which became effective on December 27, 2007.

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According to paragraph 9 of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, “control is generally indicated by ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company”. Paragraph 11 of SFAS No. 141 states that a “business combination” excludes transfers of net assets or exchanges of equity interests between entities under common control. Paragraph 11 of SFAS No. 141 also states that transfers of net assets or exchanges of equity interests between entities under common control should be accounted for pursuant to the guidance provided at paragraphs D11 - D18 of Appendix D of SFAS No. 141. In practice, the method used to account for such transactions is similar to the pooling-of-interests method (“as-if pooling-of-interests”) in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Regarding the reporting periods required to be presented by an entity following an “as-if pooling-of-interests” transaction, SFAS No. 141 paragraphs D16-D17 specify:

The financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.... Similarly, the receiving entity should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years should also be restated to furnish comparative information. All restated financial statements and financial summaries should indicate clearly that financial data of previously separate entities are combined.

The SEC staff has indicated that, in “as-if pooling-of-interests” accounting, the financial statements of the previously separate entities should not be combined for periods prior to the date that common control was established. Reference is made to the speech by Leslie A. Overton, Associate Chief Accountant, Division of Corporate Finance, in remarks before the AICPA National Conference on Current SEC and PCAOB Developments on December 12, 2006. The response to question I C. effectively states that the combined financial statements should reflect each combining company only from the date the parent acquired control.

In applying the above guidance, the Company concluded that the transfer of the equity interests in Federal-Mogul would be accounted for at historical cost in a manner similar to that in a pooling of interests. Therefore, as of February 25, 2008 (the effective date of control by Thornwood and, indirectly, Carl C. Icahn), and, thereafter, as a result of the Company’s acquisition of a majority interest in Federal-Mogul on July 3, 2008, the Company consolidated the financial position, results of operations and cash flows of Federal-Mogul. The Company evaluated the activity between February 25, 2008 and February 29, 2008 and, based on the immateriality of such activity, concluded that the use of an accounting convenience date of February 29, 2008 was appropriate.

Other Liquidity and Capital Resource Items

Distributions

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Preferred Units, page 80

4.           Please tell us and disclose in future filings the company's ability to redeem the preferred units by March 31, 2010. We note that you have the option to settle the redemption in cash or issuance of depository units. Please tell us and disclose the sources of cash that would be used to redeem the preferred units if you were to redeem the preferred units for cash. If such preferred units are redeemed for depository units, please discuss whether the amount of authorized depository units available for issuance is sufficient to redeem the preferred units. If not, please note whether you will authorize additional depository units to redeem the preferred units.

In response to the Staff’s observations and recommendations as provided in comment 4 above, in its Quarterly Report on Form 10-Q filed on May 6, 2009 and in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed with the Commission, the Company has, and will expand its disclosure of the sources of cash and availability of depositary units that would be used to redeem its preferred units on the Redemption Date as indicated in the following paragraph.

Pursuant to certain rights offerings, the Company’s preferred limited partner units must be redeemed on March 31, 2010, the “Redemption Date.” Each preferred unit has a liquidation preference of $10.00 and entitles the holder to receive distributions, payable solely in additional preferred units, at the rate of $0.50 per preferred unit per annum (which is equal to a rate of 5% of the liquidation preference thereof).  In addition, on the Redemption Date, subject to the approval of the Company’s Audit Committee, the Company may opt to redeem all of the preferred units for an amount, payable either in cash or depositary units, equal to the liquidation preference of the preferred units, plus any accrued but unpaid distributions thereon. On the Redemption Date, if the Company elects to redeem the preferred units in cash, the Company believes that it will have sufficient cash available to do so from its existing cash and liquid investments; if the Company elects to redeem by issuance of the Company’s depositary units, the Company will have sufficient authorized depositary units available to do so. As of March 31, 2009, there were 13,127,179 preferred units issued and outstanding.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 94

5.           We note that you separately present the assets and liabilities of your continuing operating segments on the face of your consolidated balance sheets. Explain to us how your presentation complies with Rule 5-02 of Regulation S-X.

As indicated in Rule 5-02 of Regulation S-X, “the purpose of this rule is to indicate the various line items and certain additional disclosures which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the balance sheets or related notes filed for the persons to whom this article pertains (see Rule 4-01(a)).”

Rule 4-01(a) provides that financial statements included in SEC filings should be filed in a manner that will best indicate their significance and character in the light of the various rules, regulations and other provisions that apply to these statements. That is, the statements should fairly present the operations and financial condition of the company in question, and should reasonably present the disclosures required by statutes and SEC regulations. The statements should include, at a minimum, information required by the rules and regulations, as well as any further material information necessary to prevent the statements from being misleading.

As noted above, Rule 4-01(a) provides that financial statements should be prepared in a way that best indicates their significance and character. In addition, Rule 4-02 of Regulation S-X allows a filer to omit separate disclosure of immaterial items, and Rule 4-03 of Regulation S-X permits omission of inapplicable captions and unrequired or inapplicable financial statements. The combined effect of these rules is to allow a filer to submit financial statements prepared in accordance with U.S. GAAP without having to make adjustments to rigidly comply with filing requirements of Regulation S-X.

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Rule 408 of the Securities Act of 1933, as amended (the “Securities Act”), echoes the requirements of Rule 4-01(a) which states, “In addition to the information expressly required to be included in a registration statement, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.”

The Company is a diversified holding company owning subsidiaries engaged in the following operating segments: Investment Management, Automotive, Metals, Real Estate and Home Fashion. The Company’s core business strategy includes acquiring and developing independent businesses. The nature of the operations of each of these businesses is diverse. For example, the assets and liabilities of the Investment Management segment are those of the investment funds that the Company manages and are generally not available to the Company for its general liquidity purposes. In addition, the Automotive segment has a significant amount of debt that does not encumber the assets of the other segments. Thus, in accordance with the intent of Rule 408 of the Securities Act, in its consolidated balance sheet the Company has segregated the assets and liabilities of its significant segments in order to make the consolidated balance sheet not misleading. The Company believes that the presentation of its balance sheet on a segment basis better enables the reader in understanding the financial position of the Company’s segments.

The Company believes that its disclosures in its consolidated balance sheet comply in all material respects with Rule 5-02 of Regulation S-X. All material balances of cash, accounts receivable, investments, inventories, property, plant & equipment and liabilities are separately disclosed. Certain balances pertaining to its Metals, Real Estate and Home Fashion segments have been grouped with other assets because they are not material.

6.       We note that you have a balance in accumulated other comprehensive loss as of December 31, 2008. Please tell us how the disclosure of Partners' equity within your consolidated balance sheets complies with paragraph 26 of SFAS 130. Further, please tell us what accounting literature you relied upon to disclose only the balance as of the end of the most recently completed fiscal year.

Paragraph 26 of SFAS 130 provides that, “The total of other comprehensive income for a period shall be transferred to a component of equity that is displayed separately from retained earnings and additional paid-in capital in a statement of financial position at the end of an accounting period.” As a master limited partnership, the Company presents the total of its partners’ capital accounts in the equity section of its consolidated balance sheet as opposed to separately presenting retained earnings and additional paid-in capital and accumulated other comprehensive income. The Company historically has allocated all items affecting equity transactions to its respective partners’ capital accounts and believes that this more appropriately presents the capital balances of the partners at the end of an accounting period.

In response to the Staff’s observations, the Company will disclose the balance of accumulated other comprehensive income or loss for all balance sheet dates presented in its future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filed with the Commission.

Consolidated Statements of Operations, page 95

7.           We note that you disclose only the revenue totals for each of your continuing operating segments on the face of your consolidated statements of operations. Explain to us how your presentation complies with Rule 5-03 of Regulation S-X.

As indicated in Rule 5-03 of Regulation S-X, “The purpose of this rule is to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the income statements filed for the persons to whom this article pertains (see Rule 4-01(a)).”

As noted in our response to question #5 above, Rule 4-01(a) provides that financial statements included in SEC filings should be filed in a manner that will best indicate their significance and character in the light of the various rules, regulations and other provisions that apply to these statements. That is, the statements should fairly present the operations and financial condition of the company in question, and should reasonably present the disclosures required by statutes and SEC regulations. The statements should include, at a minimum, information required by the rules and regulations, as well as any further material information necessary to prevent the statements from being misleading.

767 Fifth Avenue, New York, New York 10153   Telephone (212) 702-4300 Fax (212) 750-5841
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The Company is a diversified holding company owning subsidiaries, the operations of which are independent separate operating entities in very diverse businesses. The Company believes that presenting revenue totals for each of our segments on the statements of operations presents our operations fairly by providing the user relevant information in the most meaningful way given the nature of our business. Furthermore, disclosing totals by segment is useful as the Company holds positions in different companies within different industries and combining them together would not provide the relevant and meaningful depiction of our operations that our investors seek.

Certain of the line items indicated by Rule 5-03 of Regulation S-X are immaterial in our financial statements and therefore, we do not believe that including them in total revenue is misleading. Revenues from the Company’s Investment Management segment and the Holding Company are primarily related to investment activities. Revenues for the Company’s other segments are substantially all from net sales; amounts attributable to interest, dividends and other income are not material. To the extent that such items become material in the future the Company would reflect them separately on the face of its statements of operations.

We direct the Staff’s attention to Footnote 18 to the Company’s Form 10-K wherein the details of the components of the Company’s net sales and the immaterial amounts of other revenues are disclosed. Accordingly, based on the nature of our business and the intent of Rule 401(a), the Company believes that it has appropriately combined the revenues of each of its segments in its consolidated statements of operations.

Consolidated Statements of Cash Flows, page 97

8.           We note that you separately present operating, investing, and financing cash flows of your continuing operating segments on the face of your consolidated statements of cash flows. Please cite accounting literature relied upon in determining how such presentation is in accordance with US-GAAP.

As noted above in response to questions 5 and 7, the Company is a diversified holding company owning subsidiaries engaged in the following operating segments: Investment Management, Automotive, Metals, Real Estate and Home Fashion. The nature of the operations of the Company’s Investment Management segment is different from the Company’s other segments in that its business is investing in securities. Accordingly, its purchases and sales of securities are classified within operating activities in the Company’s consolidated statements of cash flows as opposed to investing cash flows for the Company’s other segments.  Thus, in a period of capital inflows, the receipt of funds from investors are presented as positive financing cash flows and simultaneously presented as negative operating cash flows as the funds are invested.

The Company has segregated the operating cash flows for the Company’s Investment Management segment from its other segments because of the underlying difference of the Investment Management segment’s business which is investing in securities. The Company believes that by segregating the Investment Management segment’s cash flows it provides a meaningful presentation of the true operating cash flows of the Company’s other segments.

The Company follows the guidance in SFAS 95, Statement of Cash Flows (as amended). Paragraph 4 of that statement states, “The primary purpose of a statement of cash flows is to provide relevant information about the cash receipts and cash payments of an enterprise during a period.” The Company believes that, for the reasons stated above, segregation of its Investment Management operating and financing cash flows from that of its other segments accomplishes this purpose.

767 Fifth Avenue, New York, New York 10153   Telephone (212) 702-4300 Fax (212) 750-5841
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9.           Please tell us the composition of Net cash provided by investing activities from discontinued operations within your Consolidated Statement of Cash Flows of $1,069 million. Please tell us how such amount correlates to the Gain on dispositions, net of income taxes recorded within your Consolidated Statements of Operations totaling $478 million. Also, we note your disclosure within note 5 which notes the gain "includes $472 million, net of income taxes of $260 million, recorded on the sale of ACEP on February 20, 2008."

The composition of net cash provided by investing activities from discontinued operations in the Company’s consolidated statement of cash flows of $1,069 million and the correlation of such amount to the gain on dispositions, net of income taxes in the consolidated statements of operations is provided as follows (in millions):

	Per Cash	Per Statement
	Flow	of Operations
Proceeds from sales of discontinued operations	$1,223	$1,223
Less:
Net book value of assets sold	n/a	(485)
Income Taxes	(134)	(260)
Net Cash / Gain on sale	1,089	478
Other	(20)	-
Totals	$1,069	$478

Included in the gain on dispositions of $478 million is $472 million relating to the sale of ACEP and $6 million relating to the sale of certain real estate properties classified as discontinued operations.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition

Home Fashion

10.           Regarding sales incentives, please tell us and disclose in future filings the composition of such customer incentives (i.e., volume-based incentive arrangements; consideration in the form of discounts or rebates; et cetera) and quantify the amount recorded in period presented. Further, please note the accounting literature relied upon in accounting for such incentives, including your treatment of incentives as a reduction to sales.

The Company’s Home Fashion segment has customer incentives that are comprised primarily of volume-based discounts for advertising, marketing, defective products and opening orders. The amount of accrued customer incentives that were recorded as reductions to sales were $23.8 million, $34.3 million and $40.5 million for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

In determining the appropriate accounting for sales incentives, the Company refers to EITF 01-9 wherein the Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement.

In response to the Staff’s observations, the Company will disclose the composition of such sales incentives in its future Annual Reports on Form 10-K filed with the Commission.

7. Investments and Related Matters

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c. Automotive, page 133

11.           We note that pursuant to the agreement related to your non-controlling interest in a joint venture located in Turkey that your partner holds an option to put its shares in the joint venture to a subsidiary of Federal-Mogul at the higher of the current fair value and a guaranteed amount. We further note that no amount is recorded for such contingent guarantee. Please tell us the scope exemption relied upon to conclude that such guarantee is not subject to the initial recognition and measurement provisions of FIN 45.

The Turkey joint venture was established during 1995 between T&N plc (“T&N”) and the Dereli family (“Dereli”). Federal-Mogul became affiliated with this entity through its acquisition of T&N during 1998. The purpose of this joint venture is to manufacture and market automotive parts, including pistons, pins, piston rings and cylinder liners to Original Equipment (“OE”) and Aftermarket customers. At the time of formation, the joint venture allowed T&N access to certain Middle-Eastern geographic markets and customers as well as to low-cost manufacturing capabilities, while Dereli gained access to the Aftermarket brand names, product and process technology and distribution capability of T&N.

The joint venture was initially capitalized through the contribution of 100% of T&N’s shares in Goetze Istanbul Segman ve Gomlek Sanayi Ticaret A.S. (“GIS”) and Dereli’s shares in Istanbul Motor Piston ve Pim Sanayi A.S. (“IMP”) and Dereli Holding A.S. (“DHAS”). The fair value of each party’s contribution in kind was DM65 million for total capitalization of DM130 million. This initial capitalization resulted in equal ownership interests of 50% each.

The joint venture relationship between Federal-Mogul and Dereli is governed by a written shareholders agreement (the “Turkey Shareholders Agreement”). The Turkey Shareholders Agreement establishes joint control of the entity and outlines the process for key decision-making such that neither party is able to unilaterally control the entity. The agreement also includes an option for Dereli to put its shares in the entity to Federal-Mogul in an amount equal to the higher of the existing fair value or a guaranteed minimum amount. The put option can be exercised at the discretion of Dereli.

The joint venture is managed through its board of directors, which is comprised of eight directors, four of which are appointed by each of Federal-Mogul and Dereli. An executive committee oversees the operations of the joint venture in accordance with the policies and directives of the board through monthly meetings. The executive committee is comprised of four members, two of which are nominated by each of Federal-Mogul and Dereli. The day-to-day operations of the joint venture are directed by two General Managers.  Federal-Mogul nominates the General Manager for the OE business while Dereli nominates the General Manager for the Aftermarket business. Each nominated General Manager must be approved by the other joint venture partner.

Consistent with the transition requirements of paragraph 20 of FIN No. 45, no liability was recorded by Federal-Mogul as the provisions of FIN No. 45 are applied prospectively to guarantees issued or modified after December 31, 2002. Accordingly, Federal- Mogul’s previous accounting for guarantees issued prior to the date of the initial application of FIN No. 45 has not been revised or restated to reflect the recognition and measurement provisions of the Interpretation.

In connection with Federal-Mogul’s emergence from Bankruptcy, Federal-Mogul, with the assistance of a third-party valuation firm, estimated the fair value of a 50% interest in the Turkey joint venture entity as of December 31, 2007. This estimate was completed using various generally-accepted valuation techniques, including discounted cash flows and market multiples. This estimate of fair value was updated by Federal-Mogul as of December 31, 2008, and was adjusted to its revised estimate of fair value. The estimated fair value of the 50% interest in the Turkey joint venture entity at both December 31, 2007 and December 31, 2008 significantly exceeded the guaranteed minimum consideration that would have been paid in connection with the put option. As such, Federal-Mogul does not have a contingent liability to be recognized. If the put option were exercised, the purchase price paid for the shares would be recorded in accordance with appropriate acquisition accounting guidance.

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For commercial reasons, the Company does not believe that disclosure of this estimated fair value is appropriate since settlement of the put option, if exercised, would likely become a matter of negotiation between the joint venture partners. Accordingly, the Company only provides qualitative disclosure related to the potential impact on Federal-Mogul’s liquidity and the estimated value of the contingent guarantee.

In connection with responding to the Comment Letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Dominick Ragone
Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the General Partner of
Icahn Enterprises L.P.

Enclosures

cc:           Keith A. Meister (Icahn Enterprises L.P.)

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